K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

July 28, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re: John Hancock Current Interest (the “Trust”) — File Nos. 002-50931 and 811-02485

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 14, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 84 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 62 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 1, 2016, accession no. 0001 133228-16-009997 (the “Amendment”). The purpose of the Amendment is to update the financial statements and other information for John Hancock Money Market Fund, a series of the Trust (the “Fund”), in accordance with Section 10(a)(3) of the Securities Act, revise the disclosure of the Fund’s principal investment strategies consistent with its operation as a “government money market fund,” as defined in Rule 2a-7 under the 1940 Act, and make other non-material changes.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each class of shares of the Fund.

A.	Facing Page

1.	Comment — On the facing page, please provide the Title of Securities, as required by Form N-1A.

Response — The Trust has made the requested change.

B.	Prospectus Comments

2.	Comments on “Fees and Expenses”

(a)	In the fee table, please disclose in a footnote who can terminate the contractual expense limitation arrangement, and under what circumstances.

Response — The Fund’s investment adviser cannot unilaterally terminate the Fund’s expense limitation arrangement prior to the date stated in the relevant footnote. The Trust discloses that the Fund’s contractual expense limitation expires on a specified date, unless renewed by mutual agreement of the Fund and its investment adviser based upon a determination that this is appropriate under the circumstances at that time. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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(b)	If applicable, please confirm that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, and add disclosure to this effect.

Response — The Trust confirms that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

(c)	In the “Expense example,” please delete the statement that expense examples for Class B and Class C shares will differ, delete the “Sold” and “Kept” columns under Class B and Class C, only show information for Class B and Class C shares redeemed at the end of the periods, and add a separate table showing information assuming that Class B and Class C shares are not redeemed at the end of the periods, as described in Item 3 of Form N-1A.

Response — The Trust believes that the manner in which it shows expense examples for Class B and Class C shares that are not redeemed at the end of the periods shown in the chart is appropriate and consistent with Form N-1A’s disclosure requirements regarding expense examples. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

3.	Comment — Under “Fund Summary—Principal Investment Strategies,” please delete the last paragraph as it does not relate to the Fund’s principal investment strategies. In addition, please delete the comparable paragraph under “Fund Details—Principal Investment Strategies.”

Response — The Trust has made the requested changes. The Trust also notes that related disclosure is properly included in the last paragraph under “Fund Details—Who’s Who—Additional information about fund expenses.” Please see also the response below to Comment 8.

4.	Comments on “Past performance”

(a)	Please include in the introduction a statement that the information presented shows how the Fund’s performance compares with those of a broad measure of market performance, as described in Item 4(b)(2)(i) of Form N-1A.

Response — The Fund has deleted the broad-based securities market index included in the Amendment, consistent with guidance from the staff of the SEC in its letter to the Investment Company Institute dated October 2, 1998 providing answers to frequently asked questions regarding Form N-1A and Rule 498 under the Securities Act (the “ICI Letter”). In the ICI Letter, in responding to question 4 under “Form N-1A—Bar Chart and Performance Table,” the SEC staff stated that “consistent with the requirements of Item 5, Management's Discussion of Fund Performance,1 a money market fund need not compare its performance to a broad-based securities market index.” Accordingly, the Trust respectfully declines to make the requested change in response to this comment.

(b)	Please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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1 The disclosure requirements regarding Management’s Discussion of Fund Performance currently are stated in Item 27(b)(7) of Form N-1A.

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5.	Comment — Under “Fund Summary—Purchase and Sale of Fund Shares,” please define what is meant by the words “John Hancock fund.”

Response — The Trust believes that the words “John Hancock fund” are reasonably understood to refer to a fund that is part of the John Hancock fund complex. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Noting that “Fund Details—Principal Risks of Investing” includes “Issuer risk” disclosure, please add corresponding disclosure under “Fund Summary—Principal Risks.”

Response — Because the Fund operates as a “government money market fund” as defined in Rule 2a-7 under the 1940 Act, the Trust has deleted the “Issuer risk” disclosure from “Fund Details—Principal Risks of Investing.” The Trust believes that the risks of investing in government securities are appropriately disclosed under the headings “U.S. government agency obligations risk” and “U.S. Treasury obligations risk” in the Fund Summary and Fund Details risk disclosure sections.

7.	Comment — Under “Who’s Who — Investment Advisor,” in the second paragraph after the advisor’s address, please define the term “John Hancock.”

Response — The term “John Hancock” as used in this paragraph does not refer to any particular entity, but rather the commercial brand under which the advisor and its affiliates do business. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Please consider placing the paragraph regarding expense waivers and reimbursements to avoid a negative yield under the heading “Management fee.”

Response — The Trust respectfully notes that the substance of this paragraph is included under the heading “Additional information about fund expenses.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Who’s Who—Additional information,” please delete the phrase “that may not be waived” at the end of the second paragraph.

Response — The Trust believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — Please explain the reason for the Fund’s policy of calculating its net asset value per share twice each business day, as described under “Transaction Policies—Valuation of shares.”

Response — The Trust has revised the disclosure under “Transaction Policies—Valuation of shares” to reflect its current policy of calculating net asset value per share once each business day. The Trust notes that it has made corresponding changes to the “Net Asset Value” disclosure in the Fund’s Statement of Additional information.

C.	Statement of Additional Information (“SAI”) Comments

11.	Comment — The staff notes that the Fund has a fundamental policy limiting investments in foreign banks and certain foreign branches of U.S. banks. The staff also notes that the SAI includes risk disclosure relating to European investments and sovereign debt obligations. As the Fund states that it operates as a government money market fund, please review the disclosure under “Investment Policies and Risks” to determine whether all of it is applicable to the Fund.

Response — The Trust respectfully notes that the fundamental policy described above serves as a limit on foreign bank investments, but does not require the Fund to invest a minimum percentage of assets in such investments. As a government money market fund, the Fund invests at least 99.5% of its total assets in cash, U.S. government securities and/or repurchase agreements that are fully collateralized by U.S. government securities or cash. With respect to 0.5% of its total assets, however, the Fund may invest in other securities that qualify as “eligible securities” as defined in Rule 2a-7 under the 1940 Act, which may include securities issued by foreign banks, foreign branches of U.S. banks, European issuers, and sovereign issuers. Therefore, the Trust believes that the fundamental policy regarding foreign bank investments is consistent with the Fund’s operation as a government money market fund, and that the risk disclosure regarding European and sovereign issuers is relevant to investments the Fund may make apart from its required investment in government securities. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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12.	Comment — Please review the discussion under “Transfer Agent Services” and consider whether disclosure regarding transfer agent fees payable by share classes that the Fund does not offer, such as Class R6 shares, should be deleted.

Response — Because the transfer agent expenses of each share class of the Fund and other funds in the John Hancock fund complex that are not traded on an exchange are determined on a complex-wide basis, the John Hancock funds have developed standard SAI disclosure. The Trust respectfully notes that this section includes statements that the Fund does not offer certain share classes described in this section.

13.	Comments on “Policy Regarding Disclosure of Portfolio Holdings”

(a)	Please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response — We note that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: .. . . (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please confirm that the information regarding entities receiving portfolio information, as required by Item 16(f)(2) of Form N-1A is relevant to the Fund.

Response — The Trust has revised the list of entities receiving the Fund’s portfolio information so that it includes only those entities applicable to the Fund.

14.	Comments on “Those Responsible for Management,” “Advisor Compensation,” and “The Subadvisory Agreement”

(a)	In “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17 of Form N-1A. In addition, please revise the tables with information regarding the Trust’s Trustees to conform to the columns and captions set forth in Item 17 of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

With respect to the staff’s comments regarding conforming the columns and captions in the tables to those set forth in Item 17 of Form N-1A, the Trust believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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(b)	Please revise the “Compensation Table” under “Those Responsible for Management” to include all columns set forth in Item 17(b) of Form N-1A.

Response — Because there are no pension or retirement benefits for which Trustees of the Trust are eligible, there is no information to report regarding such benefits, as called for by the table as described in Item 17(b). The Trust respectfully submits that it has added a footnote to the “Compensation Table” to this effect.

(c)	In the table under “Those Responsible for Management — Trustee Ownership of Funds,” please state each Trustee’s ownership of the Fund and other funds in the complex with the dollar ranges set forth in Item 17 of Form N-1A rather than stating a letter that references the dollar range.

Response — The Trust believes that the disclosure of Trustee ownership of the Fund and other funds in the complex in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(d)	In “Investment Management Arrangements and Other Services — Advisor Compensation,” please include the Fund’s advisory fee schedule rather than simply stating that it is available in the Prospectus.

Response — The Trust respectfully declines to make the requested change. General Instruction C.2(b) of Form N-1A states that “[t]he Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.” As the Fund's advisory fee schedule is provided in the prospectus in “Fund details — Who’s who — Management fee,” the Fund need not duplicate this information in the SAI.

(e)	In “Investment Management Arrangements and Other Services — Subadvisory Agreements — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the adviser, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

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The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Sarah M. Coutu, Assistant Secretary of the Trust, at (617) 572-4575.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Sarah M. Coutu